August 21, 2009

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0402

Re:	Westbridge Research Group Form 10-KSB for the Fiscal Year ended November 30, 2008 File No. 002-92261

Dear Ms. Cvrkel:

Please find our response to your comments dated August 7, 2009 on the Form 10-KSB for the Fiscal Year Ended November 30, 2008 filed by Westbridge Research Group (the “Company”).  In connection with our response, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and (iii) the Company may not assert staff comments as a defense to any proceeding and initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the Company’s response to the comments enumerated in your letter.

1.           Item 8A.  Controls and Procedures.  The amended Form 10-KSB will be filed reflecting that the disclosure controls and procedures were not effective as of the end of the fiscal year.

2.           Financial Statements - Consolidated Statement of Cash Flows, page F-6.  The amended Form 10-KSB will be filed reflecting the proposed revisions and footnotes described in our letter dated June 29, 2009.

We expect to file the amended Form 10-KSB on or before August 28, 2009.  Should you require further information or have further questions, please do not hesitate to contact the undersigned.

Very truly yours, /s/ Christine Koenemann Christine Koenemann President and Chief Financial Officer

cc:           Jeffery Jaramillo